

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2016

Jianrong Xia
Chief Executive Officer
Natural Destiny Inc.
Room 902, Unit 1, Pearl Business Building
Jiande City, Zhejiang Province, P.R.C. 311600

> **Re: Natural Destiny Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-211380**

Dear Mr. Xia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based upon your current operations and assets, it appears that you may be a shell company as defined in Rule 405 of the Securities Act. Please revise your registration statement to disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Alternatively, please provide us with a detailed analysis as to whether you are a shell company as defined in Rule 405 of the Securities Act.

Risk Factors, page 5

2. Please include a risk factor indicating that the ability of U.S. regulators to conduct investigations and inspections within the PRC is limited.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 24

3. We note disclosure on page 25 that the Company had no sales or purchase transactions for the three months ended December 31, 2015, as you have been focused on sourcing products with higher margins and developing marketing strategies for new products. However, on page 1, your disclosure indicates that, for the current fiscal year, you plan to focus on the marketing and sale of one product, the Xinshui cherry plum drink. Please revise your disclosure to clarify whether you intend to continue to focus on sourcing products and developing marketing strategies or the sale of one product, the Xinshui cherry plum drink. Discuss the status of what you are focused on, including when you expect distributions to commence, your plan of operations for the next 12 months, and working capital requirements for marketing and other costs necessary to execute your plan of operations. Discuss any required funding and known material, demands, commitments, capital expenditures, events, or uncertainties that will have, or are reasonable likely to have, a material impact on the company's plan of operations and financial condition, with particular emphasis on the prospects of the future.

Liquidity and Capital Resources, page 27

4. In this Section, please disclose the effect the court ordered freeze of one of Hangzhou Yezhiyuan's bank accounts has on your ability to manage cash flow, including the amount of cash in the account.

5. Please expand your disclosure to explain the reason for the advance from customers of $81,558. That is, if the advance was from your sole customer to date, Hangzhou Dechuan, which is controlled by your sole officer, please disclose that fact. If the advance was not from Hangzhou Dechuan, please explain the rationale for the advance given that you did not make any purchases or sales during the interim period ended December 31, 2015.

VIE Agreements, page 31

6. In this section, you appear to define "Hangzhou Yezhiyuan Shareholder" generically, as any person or entity who is the sole owner of Hangzhou Yezhiyuan. But elsewhere in the filing, including in your description of the VIE agreements on page 32, your use of "Hangzhou Yezhiyuan Shareholder" clearly refers Mr. Xia. In the instances where "Hangzhou Yezhiyuan Shareholder" means Mr. Xia, please clarify that fact.

7. We note your disclosure that there are no PRC rules or regulations prohibiting or restricting direct foreign equity ownership in companies engaged in the food and beverage distribution business. We also note your disclosure on page 35 that you plan to

engage in website sales. Please disclose whether PRC rules or regulations on foreign equity ownership impact your ability to engage in e-commerce activities.

Corporate Structure, page 34

8. In the organizational chart, please indicate that your CEO is the sole owner of Hangzhou Yezhiyuan.

Executive Compensation, page 45

9. We note your disclosure that you did not pay any compensation to your sole officer and director in the years ending September 30, 2015 and 2014. We also note your disclosure on page 26 about the increase in operating expenses attributable to an increase in salary and employee surcharge. Please explain.

Certain Relationships and Related Transactions, page 46

10. It appears that you have extended credit to Mr. Xia. Please explain how you believe these arrangements comport with Section 13(k) of the Securities Exchange Act of 1934.

11. Please provide us with your analysis on whether the Exclusive Option Agreement is a transaction that should be disclosed under Item 404(d)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 47

12. We note that Mr. Xia owns 61% of your shares. We also note that, as part of the Share Exchange on April 13, 2016, you issued 100% of your then outstanding shares to Jiang Hao, the sole owner of Natural Destiny (BVI) Company Limited. Please tell us how Mr. Xia obtained his shares. Please also tell us how the other shareholders not included in this selling shareholder group acquired their shares.

Financial Statements, page F-1

13. Please ensure your financial statements comply with the updating requirements of Rule 3-12 of Regulation S-X.

Notes to the Unaudited December 31, 2015 Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

14. In light of the fact that there were no sales or purchase transactions for the period ending December 31, 2015, please explain to us the nature of your inventory balance, the remaining shelf life of the inventory, and whether you reasonably expect your inventory to be used or sold within the normal operating cycle.

Notes to the Audited September 30, 2015 Consolidated Financial Statements

1. Organization and Principal Activities, page F-19

15. We note that on April 13, 2016 you entered into a Share Exchange Agreement to acquire all of the issued and outstanding shares of Natural Destiny (BVI) Company Limited ("ND BVI"). Please tell us your basis in GAAP for your accounting and financial statement presentation. You state on page F-21 that the transaction between you and Hangzhou Yezhiyuan Agriculture Development Co., Ltd., a PRC limited liability company ("Hangzhou Yezhiyuan") constituted a reorganization and all of the companies are under common control. If you accounted for the transactions as a reorganization of entities under common control, please tell us and disclose the date from which the entities were under common control and your consideration of ASC 805-50-45. Further, please include in your response an explanation of how you determined common control existed. Your disclosure should be revised to clarify the legal and accounting form of the transaction and your financial statement presentation. If true, please explain that the financial statements reflect the operations and activities of Hangzhou Yezhiyuan, given the fact the share exchange agreement was not executed until April 13, 2016.

16. We note that you conduct your business through an operating entity, Hangzhou Yezhiyuan, a PRC limited liability company, which is a VIE. Please disclose qualitative information about your involvement with the VIE, including the nature, purpose, size, and activities of the VIE. Also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities, or assembled workforce. Refer to ASC 810-10-50-5A.d.

4. Related Party Transactions and Balances, page F-25

17. Please disclose the terms and manner of settlement of the amount due from the Chief Executive Officer. Refer to ASC 850-10-50.

9. Commitments and Contingencies, page F-26

18. We note one of your bank accounts has been frozen pursuant to a court verdict. Please disclose if the restricted cash balance at September 30, 2015 and December 30, 2015 represents the account frozen pending the resolution of this matter. If not, please expand your accounting policies to disclose the provisions of any restrictions as to withdrawal or usage of your cash.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lawrence A. Rosenbloom, Esq.
Richard Anslow, Esq.